# Raymond James Financial Electronic EDGAR Proof

| | |
|---|---|
| **Job Number:** | **-NOT DEFINED-** |
| **Company Name:** | **-NOT DEFINED-** |
| **Form Type:** | **8-K** |
| **Reporting Period / Event Date:** | **04-24-2007** |
| **Customer Service Representative:** | **-NOT DEFINED-** |
| **Revision Number:** | **-NOT DEFINED-** |

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

# SEC EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | **8-K** |
| **Exchange** | **NYSE** |
| **Sub Filer Id** | **0000720005** |
| **Sub Filer Ccc** | **xxxxxxxx** |
| **Item Ids** | **2.02** |
| | **7.01** |
| | **9.01** |
| **Reporting Period** | **04-24-2007** |
| **Global Enclosed File Count** | **3** |
| **Internet Address** | **doug.krueger@raymondjames.com** |
| | **jennifer.ackart@raymondjames.com** |
| | **nancy.rice@raymondjames.com** |

## Documents

| | |
|---|---|
| **8-K** | **earningsrelease42407.htm** |
| | **Raymond James Financial Inc.'s March 2007 Earnings Release** |
| **EX-99.1** | **pressrelease.htm** |
| | **Raymond James Financial, Inc.'s 2007 Second Quarter Results** |
| **GRAPHIC** | **logo.jpg** |
| | **RJF logo** |

## Module and Segment References

## SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>xxxxxxxx</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>2.02</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>7.01</value>
    </field>
    <field sid="SubItem_itemId_2">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>04-24-2007</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>earningsrelease42407.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Raymond James Financial Inc.'s March 2007 Earnings Release</value>
    </field>
    <data sid="data1">
      <filename>earningsrelease42407.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>pressrelease.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Raymond James Financial, Inc.'s 2007 Second Quarter Results</value>
    </field>
    <data sid="data2">
      <filename>pressrelease.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>logo.jpg</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>GRAPHIC</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>RJF logo</value>
    </field>
    <data sid="data3">
      <filename>logo.jpg</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
      <value>doug.krueger@raymondjames.com</value>
    </field>
    <field sid="SubInternet_internetAddress_1">
```

```xml
        <value>jennifer.ackart@raymondjames.com</value>
      </field>
      <field sid="SubInternet_internetAddress_2">
        <value>nancy.rice@raymondjames.com</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
    <page sid="PAGE7">
    </page>
</XFDL>
```

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

# FORM 8-K

CURRENT REPORT
Pursuant to Section 13 and 15(d) of the
Securities Exchange Act of l934

**April 24, 2007**
Date of report (date of earliest event reported)

# Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

**Florida**
(State or Other Jurisdiction of Incorporation)

| 1-9109 | 59-1517485 |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

**880 Carillon Parkway St. Petersburg, FL 33702**
(Address of Principal Executive Offices)  (Zip Code)

**(727) 567-1000**
(Registrant's Telephone Number, Including Area Code)

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02 Results of Operations and Financial Condition**

On April 24, 2007, Raymond James Financial, Inc. issued a press release disclosing second quarter results for period ended March 31, 2007. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein. The press release includes instructions as to how and when to access the Company's complementary quarterly conference call that will be available to all interested persons telephonically and by webcast through the Company's website.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates them by reference.

**Item 7.01 Regulation FD Disclosure**

On April 24, 2007, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of forward-looking statements relating to the Company's business and results of operations.

**Item 9.01 Financial Statements and Exhibits**

   (d) The following are filed as exhibits to this report:

**Exhibit No.**

   99.1 Press release dated April 24, 2007 issued by Raymond James Financial, Inc.


**SIGNATURES**


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.


Date: April 24, 2007                    By:   /s/ Thomas A. James
                                              Thomas A. James
                                              Chairman and Chief Executive Officer

                                        By:   /s/ Jeffrey P. Julien
                                              Jeffrey P. Julien
                                              Senior Vice President - Finance
                                              and Chief Financial Officer

Exhibit 99.1

**RAYMOND JAMES®**

Release No. 0407-04                                    FOR IMMEDIATE RELEASE

April 24, 2007

RAYMOND JAMES FINANCIAL, INC.
ANNOUNCES SECOND QUARTER RESULTS

ST. PETERSBURG, Fla. - Raymond James Financial, Inc. today reported a 3 percent decrease over the prior year's quarterly unaudited net income to $59,715,000, or $0.50 per diluted share, for the second quarter ended March 31, 2007. In comparison, the firm earned $61,531,000, or $0.53 per diluted share, for fiscal 2006's second quarter. Net revenues increased 5 percent to $625,719,000, while gross revenues grew 12 percent to $738,271,000.

Unaudited net income for the first half of fiscal 2007 was reported at $119,110,000, up 12 percent from 2006's $106,640,000, while net revenues for the period increased 9 percent to $1,229,619,000 from $1,125,593,000 the previous year. Diluted earnings per share were $1.00, up from $0.93 for last year's comparable period.

"At first blush, our second quarter net income appears to be down 3 percent from last year's comparable quarter, implying lackluster performance. However, as reported in last year's report for the March quarter, 2006 quarterly earnings were favorably impacted by $0.09 per diluted share from non-operating sources, specifically the sale of three seats on the New York Stock Exchange and one seat on the Montreal Exchange. During this year's second quarter, we benefited from the sale of our joint venture in India and the sale of our Delta airplane lease, which we had written off. Thus, adjusting for these non-recurring events, earnings per diluted share increased approximately 10 percent on an 8 percent increase in net revenues," stated Chairman and CEO Thomas A. James.

"Although Capital Markets' revenues declined 13 percent from last year's comparable quarter, this loss of revenues was more than offset by the 13 percent revenue increase in our largest business segment, the Private Client Group. Asset Management and Raymond James Bank revenues grew 26 percent and 149 percent, respectively. Given the erratic performance of the equity markets in the quarter, I would characterize the results as acceptable," continued James.

"During the first part of the third fiscal quarter, the equity markets have staged a surprisingly good rally based primarily on better than expected corporate earnings and the high rate of taking public companies private by private equity funds, which both reduces the total float of public companies and demonstrates the value of those acquired companies. Accordingly, retail commission and investment activity have accelerated, implying favorable conditions for the securities industry, at least in the near term."

The company will conduct its quarterly conference call Tuesday, April 24, at 4:15 p.m. EDT. The telephone number is 800-773-5520. The call will also be available on demand on the company's Web site, raymondjames.com, under "About Our Company," "Investor Relations," "Financial Reports," "Quarterly Analyst Conference Call." The subjects to be covered may also include forward-looking information. Questions may be posed to management by participants on the call, and in response the company may disclose additional material information.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have more than 4,650 financial advisors serving approximately 1.6 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $198 billion, of which $33.9 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2006 annual report or Form 10-K, which is available on raymondjames.com and sec.gov.

-more-

Raymond James Financial, Inc.

**Raymond James Financial, Inc.**
**Unaudited Report**
For the second quarter ended March 31, 2007
(all data in thousands, except per share earnings)

| | Second Quarter | | | Six Months | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | % Change | 2007 | 2006 | % Change |
| Gross revenues | $738,271 | $660,023 | 12% | $1,447,900 | $1,238,420 | 17% |
| Net revenues | 625,719 | 596,007 | 5% | 1,229,619 | 1,125,593 | 9% |
| Net income | 59,715 | 61,531 | (3%) | 119,110 | 106,640 | 12% |
| Net income per share - diluted | 0.50 | 0.53 | (6%) | 1.00 | 0.93 | 8% |
| Weighted average common and common equivalent shares outstanding - diluted | 118,687 | 116,412 | | 118,258 | 115,046 | |

**Balance Sheet Data**

| | March 2007 | December 2006 | September 2006 | March 2006 |
|---|---|---|---|---|
| Total assets | $ 14.2 bil. | $ 12.3 bil. | $ 11.5 bil. | $10.1 bil. |
| Shareholders' equity | $1,602 mil. | $1,529 mil. | $1,464 mil. | $1,380 mil. |
| Book value per share | $13.79 | $13.28 | $12.83 | $11.88 |

**Management Data**
Quarter Ended

| | March 2007 | December 2006 | September 2006 | March 2006 |
|---|---|---|---|---|
| Total financial advisors: | | | | |
|     United States | 4,320 | 4,356 | 4,446 | 4,544 |
|     Canada | 338 | 331 | 326 | 314 |
| # Lead managed/co-managed: | | | | |
|     Corporate public offerings in U.S. | 20 | 27 | 22 | 21 |
|     Corporate public offerings in Canada | 5 | 5 | 3 | 5 |
| Financial assets under management | $33.9 bil. | $33.9 bil. | $31.8 bil. | $31.2 bil. |

- more -

Raymond James Financial, Inc.

| | March 2007 | December 2006 | September 2006 | March 2006 |
|---|---|---|---|---|
| Client Assets | $ 198 bil. | $ 193 bil. | $ 182 bil. | $ 167 bil. |
| Client Margin Balances | $1,408 mil. | $1,391 mil. | $1,363 mil. | $1,335 mil. |

| | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
| | March 31, 2007 | March 31, 2006 | March 31, 2007 | March 31, 2006 |
| **Revenues:** | | | | |
| Private Client Group | $ 473,216 | $ 416,905 | $ 922,349 | $ 792,650 |
| Capital Markets | 106,671 | 122,188 | 227,125 | 228,792 |
| Asset Management | 64,683 | 51,330 | 122,830 | 101,330 |
| RJBank | 56,377 | 22,664 | 106,779 | 40,518 |
| Emerging Markets | 16,653 | 12,040 | 28,450 | 25,849 |
| Stock Loan/ Borrow | 14,652 | 14,139 | 29,711 | 25,755 |
| Other | 6,019 | 20,757 | 10,656 | 23,526 |
| Total | $ 738,271 | $ 660,023 | $1,447,900 | $1,238,420 |
| **Pre-tax Income:** | | | | |
| Private Client Group | $ 51,359 | $ 38,531 | $ 105,369 | $ 75,342 |
| Capital Markets | 10,737 | 22,085 | 27,451 | 36,660 |
| Asset Management | 16,700 | 11,103 | 31,455 | 22,117 |
| RJBank | 9,794 | 2,225 | 16,233 | 5,426 |
| Emerging Markets | 3,669 | 1,353 | 4,605 | 3,563 |
| Stock Loan/ Borrow | 1,378 | 2,324 | 1,574 | 4,548 |
| Other | (682) | 17,689 | 34 | 18,989 |
| Pre-tax Income | $ 92,955 | $ 95,310 | $186,721 | $166,645 |

-more-

**RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENT OF INCOME**
**(UNAUDITED)**
**Quarter-to-Date**

(in thousands, except per share amounts)

| | *Three Months Ended* | | | | |
|---|---|---|---|---|---|
| | **March 31, 2007** | **March 31, 2006** | **% Change** | **Dec. 31, 2006** | **% Change** |
| **Revenues:** | | | | | |
| Securities commissions and fees | $ 418,292 | $ 395,009 | 6% | $ 400,865 | 4% |
| Investment banking | 38,025 | 38,856 | (2%) | 41,839 | (9%) |
| Investment advisory fees | 50,597 | 43,486 | 16% | 50,136 | 1% |
| Interest | 164,812 | 106,622 | 55% | 158,224 | 4% |
| Net trading profits | 3,091 | 8,189 | (62%) | 6,293 | (51%) |
| Financial service fees | 31,432 | 28,306 | 11% | 29,966 | 5% |
| Other | 32,022 | 39,555 | (19%) | 22,306 | 44% |
| Total Revenues | 738,271 | 660,023 | 12% | 709,629 | 4% |
| Interest Expense | 112,552 | 64,016 | 76% | 105,729 | 6% |
| Net Revenues | 625,719 | 596,007 | 5% | 603,900 | 4% |
| **Non-Interest Expenses:** | | | | | |
| Compensation, commissions and benefits | 428,894 | 399,645 | 7% | 408,509 | 5% |
| Communications and information processing | 28,278 | 26,698 | 6% | 25,974 | 9% |
| Occupancy and equipment costs | 19,716 | 18,110 | 9% | 20,150 | (2%) |
| Clearance and floor brokerage | 6,946 | 5,060 | 37% | 7,536 | (8%) |
| Business development | 22,074 | 19,695 | 12% | 21,762 | 1% |
| Investment advisory fees | 11,438 | 9,874 | 16% | 11,066 | 3% |
| Other | 13,418 | 25,661 | (48%) | 18,112 | (26%) |
| Total Non-Interest Expenses | 530,764 | 504,743 | 5% | 513,109 | 3% |
| Income before minority interest and provision for income taxes | 94,955 | 91,264 | 4% | 90,791 | 5% |
| Minority Interest | 2,000 | (4,046) | 149% | (2,975) | 167% |
| Income before provision for income taxes | 92,955 | 95,310 | (2%) | 93,766 | (1%) |
| Provision for income taxes | 33,240 | 33,779 | (2%) | 34,371 | (3%) |
| **Net Income** | **$ 59,715** | **$ 61,531** | (3%) | **$ 59,395** | 1% |
| **Net Income per share-basic** | **$ 0.52** | **$ 0.54** | (4%) | **$ 0.52** | 0% |
| **Net Income per share-diluted** | **$ 0.50** | **$ 0.53** | (6%) | **$ 0.50** | 0% |
| **Weighted average common shares outstanding-basic** | **115,702** | **113,194** | | **114,339** | |
| **Weighted average common and common equivalent shares outstanding-diluted** | **118,687** | **116,412** | | **117,893** | |

-more-

**RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENT OF INCOME**
**(UNAUDITED)**
**Year-to-Date**

(in thousands, except per share amounts)

|  | *Six Months Ended* | | |
|---|---|---|---|
|  | March 31, 2007 | March 31, 2006 | % Change |
| **Revenues:** |  |  |  |
| Securities commissions and fees | $ 819,157 | $ 761,485 | 8% |
| Investment banking | 79,864 | 68,570 | 16% |
| Investment advisory fees | 100,733 | 86,232 | 17% |
| Interest | 323,036 | 194,672 | 66% |
| Net trading profits | 9,384 | 14,046 | (33%) |
| Financial service fees | 61,398 | 54,408 | 13% |
| Other | 54,328 | 59,007 | (8%) |
| Total Revenues | 1,447,900 | 1,238,420 | 17% |
| Interest Expense | 218,281 | 112,827 | 93% |
| Net Revenues | 1,229,619 | 1,125,593 | 9% |
| **Non-Interest Expenses:** |  |  |  |
| Compensation, commissions and benefits | 837,403 | 766,264 | 9% |
| Communications and information processing | 54,252 | 51,294 | 6% |
| Occupancy and equipment costs | 39,866 | 35,512 | 12% |
| Clearance and floor brokerage | 14,482 | 10,826 | 34% |
| Business development | 43,836 | 36,826 | 19% |
| Investment advisory fees | 22,504 | 19,408 | 16% |
| Other | 31,530 | 43,379 | (27%) |
| Total Non-Interest Expenses | 1,043,873 | 963,509 | 8% |
| Income before minority interest and provision for income taxes | 185,746 | 162,084 | 15% |
| Minority Interest | (975) | (4,561) | 79% |
| Income before provision for income taxes | 186,721 | 166,645 | 12% |
| Provision for income taxes | 67,611 | 60,005 | 13% |
| **Net Income** | **$ 119,110** | **$ 106,640** | 12% |
| **Net Income per share-basic** | **$ 1.04** | **$ 0.95** | 9% |
| **Net Income per share-diluted** | **$ 1.00** | **$ 0.93** | 8% |
| **Weighted average common shares outstanding-basic** | **115,015** | **112,053** |  |
| **Weighted average common and common equivalent shares outstanding-diluted** | **118,258** | **115,046** |  |

-30-

For more information, contact Tracey Bustamante at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.